<<PROFILE PROJEX LETTERHEAD>>

July 11, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop  7010

Attn:  Andrew Schoeffler

Dear Sirs:

Re:

Profile Projex International Inc.

Withdrawal Request related to the Registration Statement on Form 20-F

Filed on May 12th, 2006 (SEC File No. 000-52002)

Profile Projex International Inc. (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F (SEC File No. 000-52002) filed with the Securities and Exchange Commission on May 12th, 2006..

Yours truly,

Profile Projex International Inc.

/s/ Stephen Rappard

Stephen Rapppard,

President

Profile projex international inc. #300-1055 west hastings street, vancouver, v6e 2e9 . p: +1-604-684-1411 f: +1-604-684-1471

www.profile-x.com